UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SYMMETRICOM, INC.

(Name of Subject Company)

SYMMETRICOM, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

Elizabeth A. Fetter

Chief Executive Officer

2300 Orchard Parkway

San Jose, California 95131-1017

(408) 433-0910

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ora T. Fisher, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

Telephone: (650) 328-4600

Facsimile: (650) 463-2600

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Symmetricom, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”), at a purchase price of $7.18 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on October 28, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 8.                          Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented as follows:

By adding the following section to the beginning of Item 8:

“Named Executive Officer Golden Parachute Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based on or otherwise related to the Offer or the Merger. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of the offer letters and executive severance benefit agreements with the Company’s executive officers (as described above under Item 3) and each executive officer will or may become entitled to receive certain payments and benefits. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the triggering event listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the triggering event. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the initial expiration date of the Offer and the date of termination were October 25, 2013, (ii) the executives officers of the Company were terminated without cause or resigned for good reason immediately following the change of control on October 25, 2013, which is the last practicable date prior to the filing of this Schedule 14D-9, and (iii) the stock price was $7.18 per share, which is the Per Share Amount. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name and Principal Position	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total ($)
Elizabeth A. Fetter, President and Chief Executive Officer	$950,000	$1,512,000	—	$25,173	—	—	$2,487,173
Justin R. Spencer, Executive Vice President, Finance and Administration, Chief Financial Officer, and Secretary	535,153	575,949	—	23,333	—	—	1,134,435
Phil Bourekas, Executive Vice President, Marketing	390,000	540,198	—	25,173	—	—	955,371

(1) Amount represents substantially equal installment payments over 12 months equal to (i) 12 months of base salary plus (ii) 100% target bonus plus (iii) for Mr. Spencer, a prorated target fiscal year 2014 bonus (assuming no prorated bonus has already been paid for fiscal year 2014 pursuant to the terms of the Merger Agreement as described above under the Item 3), based on base salary and target bonus percentage as of October 25, 2013. The base salary, annual target bonus and prorated target bonus for each executive officer are as follows:

Name	Base Salary ($)	Annual Target Bonus ($)	Prorated Target Bonus ($)
Elizabeth A. Fetter	$475,000	$475,000	$0
Justin R. Spencer	310,000	170,500	54,653
Phil Bourekas	260,000	130,000	0

(2) The value of the accelerated vesting of the Company Restricted Stock is based on a price of $7.18 per share. The value of the unvested and accelerated Company Stock Options is the difference between the value of $7.18 per share and the exercise price of the option, multiplied by the number of unvested shares as of October 25, 2013 consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).  The amounts in this column for the unvested and accelerated Company Stock Options (i) disregard Company Stock Options that have an exercise price greater than $7.18 per Share, (ii) do not represent either the value of the assumed Unvested Options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the Unvested Options, and (iii) do not reflect any taxes payable by the option holders.  The value of accelerated restricted stock and accelerated in-the-money Company Stock Options for each executive officer are as follows:

Name	Fair Market Value of Accelerated Unvested Options ($)	Fair Market Value of Accelerated Company Restricted Stock ($)
Elizabeth A. Fetter	$1,512,000	$0
Justin R. Spencer	114,921	461,028
Phil Bourekas	100,710	439,488

(3) Amount represents 12 months of continued health insurance, based on employee and Company contributions in October 2013 for each executive officer and his or her eligible dependents following termination of service, provided that each executive officer timely elects continued coverage under COBRA.”

By amending and restating the sixth paragraph (including the bullet points) and seventh paragraph under the subsection entitled “Appraisal Rights” in their entirety to read as follows:

“If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•  within the later of the consummation of the Offer, which will occur at the Acceptance Time, and November 18, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•  not tender their Shares in the Offer (and, if any such vote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger); and

•  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.”

By amending and restating the “Company Projected Financial Information” subsection (including the footnotes thereto) of the “Certain Projections” section in its entirety to read as follows:

“Company Projected Financial Information.

PROJECTED FINANCIAL INFORMATION

	Fiscal Year Ending June 30,
In millions USD	2014	2015	2016
Revenue	$206.6	$235.0	$262.0
Gross Profit	94.1	105.9	121.6
Stock-based compensation expense	0.9	0.9	0.9
Amortization of intangible assets expense	0.8	0.5	0.4
Restructuring/integration charges	0.5	—	—
Adjusted Gross Profit(1)	96.3	107.3	122.8
Operating Expenses	89.5	90.7	96.7
Stock-based compensation expense	(5.0)	(5.3)	(5.7)
Amortization of intangible assets expense	(0.3)	(0.2)	(0.2)
Restructuring/integration charges	(4.3)	(0.7)	(0.4)
Adjusted Operating Expenses(2)	79.8	84.4	90.5
Operating Income(3)	4.6	15.3	24.8
Adjusted Operating Income(4)	16.5	22.9	32.3
Depreciation expense	5.8	6.4	6.6
Adjusted EBITDA(5)	22.3	29.3	39.0
Net Income	3.3	10.2	16.5
Stock-based compensation expense	5.9	6.3	6.6
Amortization of intangible assets expense	1.2	0.7	0.5
Restructuring/integration charges	4.8	0.7	0.4
Income tax effect of Pretax adjustments	(4.2)	(2.7)	(2.6)
Adjusted Net Income(6)	11.0	15.2	21.4

(1)                                 Adjusted Gross Profit is equal to Gross Profit less stock-based compensation expense, restructuring/integration charges, and amortization of intangible assets expense attributable directly to manufacturing and operations.

(2)                                 Adjusted Operating Expenses is equal to Operating Expenses less stock-based compensation expense, restructuring/integration charges, and amortization of intangible assets expense attributable to research and development, sales and general administrative activities.

(3)                                 Operating Income is equal to Gross Profit less Operating Expenses.

(4)                                 Adjusted Operating Income is equal to Adjusted Gross Profit less Adjusted Operating Expenses.

(5)                                 Adjusted EBITDA is equal to Adjusted Operating Income plus depreciation expense.

(6)                                 Adjusted Net Income is equal to Net Income less stock-based compensation expense, restructuring/integration charges, amortization of intangible assets expense and income tax effect of the pretax adjustments.

*                                         Numbers presented above do not add up to the exact totals due to rounding.”

By amending and restating the section with the heading “Litigation” in its entirety to read as follows:

“Litigation.

On October 29, 2013 the Company, members of the Company Board, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Superior Court of the State of California, County of Santa Clara, and captioned Barron Young v. Symmetricom, Inc. et al., Case Number 3CV255292 (the “Young Action”).  The Young Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) the Company, Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Young Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission to the extent such transactions are consummated, and attorneys’ fees and costs.

On November 4, 2013, the Company, members of the Company Board, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned William Rapien v. Symmetricom, Inc., et al., Case Number 9058 (the “Rapien Action” and, together with the Young Action, the “Lawsuits”).  The Rapien Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement including by making inadequate and misleading disclosures to Company stockholders relating to the Offer and the Merger, (ii) the Company, Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate.  The Rapien Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

The Company’s management believes that the claims asserted in each of the Lawsuits are without merit and intends to defend its position against the allegations in each Lawsuit.  However, a negative outcome in either Lawsuit could have a material adverse effect on the Company if either Lawsuit results in preliminary or permanent injunctive relief or rescission of the Merger Agreement.  The Company is not currently able to predict the outcome of either Lawsuit with any certainty.  Additional lawsuits arising out of or relating to the Merger Agreement may be filed in the future.  If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(12)

Complaint filed by William Rapien on behalf of himself and all others similarly situated, on November 4, 2013, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Symmetricom, Inc.

By:	/s/ Elizabeth A. Fetter
Name:	Elizabeth A. Fetter
Title:	President and Chief Executive Officer

Dated: November 6, 2013